SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayers’ ID (CNPJ) 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Register 1431-1

SEC Register (CUSIP) 20441B407 – Preferred “B”

SEC Register (CUSIP) 20441B308 – Common

LATIBEX Register 29922 – Preferred “B”

EXTRAORDINARY SHAREHOLDERS’ MEETING
CALL NOTICE

The Shareholders of this Company are summoned to meet at an Extraordinary Shareholders’ Meeting, which shall be held at the Company’s headquarters located at Rua Coronel Dulcídio, 800, in the city of Curitiba, State of Paraná, on November 30, 2012, at 2:30 p.m., to deliberate on the following agenda:

1.  Renewal of the generation and transmission concessions covered by Provisional Measure 579/2012 of September 11, 2012, Decree 7805 of September 14, 2012, Ordinances 578/MME and 579/MME of October 31, 2012, and Interministerial Ordinance 580/MME/MF of November 1, 2012.

Notes:

a)    The documents related to the agenda of the Extraordinary Shareholders’ Meeting and the Manual for Participating in General Meetings are available to shareholders at the Company’s headquarters and at the Company’s website (www.copel.com/ir); and

b)    The powers of attorney for the Shareholders’ Meeting should be delivered at the Shareholders’ Department of the Financial and Investor Relations Office at the Company’s head office at Rua Coronel Dulcídio, 800, 3º andar, in the city of Curitiba, preferably up to 48 hours prior to the meeting.

Curitiba, November 05, 2012

MAURICIO SCHULMAN

CHAIRMAN OF THE BOARD OF DIRECTORS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 5, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.